# Nasdaq Regulation

**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

April 14, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 13, 2022 The Nasdaq Stock Market LLC (the "Exchange") received from Ascent Solar Technologies, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.0001 par value

Common Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,